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                                  UNITED STATES                                              OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549                             OMB Number:                      3235-0058
                                                                                Expires:                     June 30, 1994
                                                                                Estimated average burden
                                                                                hours per response................... 2.50

                                                                                SEC FILE NUMBER
                                                                                1-13239
                                   FORM 12b-25

                         NOTIFICATION OF LATE FILING                            CUSIP NUMBER

Check one  [X]Form 10-K   [ ]Form 20-F    [ ]Form 11-K    [ ]Form 10-Q    [ ]Form N-SAR

For Period Ended: December 31, 1997
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:___________________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

             Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION

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Full Name of Registrant

    Aegis Realty, Inc.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

c/o The Related Companies, 625 Madison Avenue, New York, NY 10022
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City, State and Zip Code

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PART II--RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-25(b), the following should be completed. (Check box if appropriate)


           |   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable
           |        effort or expense;
           |
 [X]       |   (b)  The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or
           |        portion thereof,  will be filed on or before the fifteenth  calendar day following the prescribed due date; or
           |        the subject  quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before
           |        the fifth calendar day following the prescribed due date; and
           |
           |   (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE


State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Form 10-K for the above Registrant was not complete for filing by March 31, 1998 due to the inability to obtain certain information required for proper disclosure.

                                                                                                   (Attach Extra Sheets if Needed)
                                                                                                                  SEC 1344 (11-91)

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PART IV--OTHER INFORMATION


(1)  Name and telephone number of person to contact in regard to this notification

  Richard A. Palermo             212               421-5333
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        (Name)               (Area Code)      (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30
     of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                                                                              [X] Yes   [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                                              [X] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                                                                                See below*
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                      Aegis Realty, Inc.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 31, 1998                         By /s/ Richard A. Palermo
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized five.
The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                                              ATTENTION

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   Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                                                         GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR  240.12b-25) of the General Rules and Regulations under the Securities
   Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the
   Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and
   Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which, any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification
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   * Aegis Realty, Inc. was formed by the consolidation, on October 1, 1997, of four limited partnerships, one of which is deemed to be the acquirer pursuant to the purchase method of accounting. Results of operations for the year ended
December 31, 1997 include results of the four partnerships. Results of operations for the year ended December 31, 1996 include the results of the acquirer only.